UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 30, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

a publicly-held company

CNPJ/MF no. 60.643.228/0001-21

NIRE: 35.300.022.807

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 30, 2013

1.         DATE, TIME AND PLACE:  Held on September 30, 2013 at 2:00 p.m. at the Company’s headquarters at Alameda Santos, 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

2.         ATTENDANCE: Shareholders representing 68.23% of the Company’s capital stock attended, according to the signatures in the Shareholders’ Attendance Book. Also, Messrs. Mauricio Aquino Halewicz, Chairman of the Fiscal Council; Guilherme Perboyre Cavalcanti, Director of Finance and Investor Relations Officer; Adjarbas Guerra Neto, Controller; and Diego Rodrigo Gonçalves, representative of PricewaterhouseCoopers.

3.         CALL NOTICE: The Notice of Meeting published on September 13, 16 and 17, 2013, in the newspaper “Valor Econômico”, pages A9, E2 e B11, respectively; and on September 13, 16 and 17, 2013 in the newspaper “Diário Oficial do Estado de São Paulo”, pages 16, 13 and 13, respectively.

4.         PRESIDING:  Adjarbas Guerra Neto — President; Ana Paula Pagano - Secretary

5.         AGENDA: (a) analyze, discuss and approve the Protocol and Justification of the Merger of Normus Empreendimentos e Participações Ltda. (“Normus”), in the capacity of merged company, into the Company, in the capacity of merging company, executed on September 12, 2013 (the “Protocol and Justification”), accompanied by other relevant documents, acknowledging the opinion of the Company’s Fiscal Council; (b) ratify the appointment and engagement of PricewaterhouseCoopers, as the specialized company responsible for the appraisal of the net worth of Normus,  and preparation of the corresponding appraisal report (the “Appraisal Report”); (c) analyze, discuss and approve the Appraisal Report related to Normus’ Net Worth, prepared by the specialized company; (d) approve the merger of Normus into the Company, in accordance with the terms and conditions established in the Protocol and Justification, without increasing the Company’s corporate capital, with the consequent termination of Normus by incorporation;  and (e) authorize the Company’s management to take all measures necessary for the achievement of the merger of Normus into the Company.

6.         PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading of the documents related to the matters to be voted at this Extraordinary General Meeting was waived, since it was stressed by the presiding board that the Protocol and Justification of the Merger and the Appraisal Report were available to all present; (2) declarations of votes, objections or dissents, if any, will be received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law 6,404/76 (the Brazilian Corporation Law); (3) drafting of a summarized version of these minutes as well as its publication omitting the signatures of the attending shareholders were authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

7.         RESOLUTIONS: After examination and discussion of the matters on the Agenda and the respective documents, being registered abstentions, the majority of the shareholders present voted to:

(a)                                 Approve, after having acknowledged the favorable opinion of the Company’s Fiscal Council with respect to the merger, the “PROTOCOL AND JUSTIFICATION OF THE MERGER OF NORMUS EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. INTO FIBRIA CELULOSE S.A.”, dated as of September 12, 2013 pursuant to all of its terms and conditions (the “Protocol and Justification”). The Protocol and Justification and the opinion of the Company’s Fiscal Council, authenticated by the presiding board as Exhibits 1 and 2 of these minutes, were available to the shareholders for analysis and will be filed at the Company’s headquarters.

(b) Ratify the engagement, previously undertaken by the Company’s management, of PricewaterhouseCoopers Auditores Independentes (“PwC”), a company established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, as the specialized company responsible for the appraisal of Normus’ net worth, based on its book value, and preparation of the corresponding Appraisal Report;

(c)                                  Approve the Appraisal Report of Normus’ net worth, prepared by the above-mentioned specialized company, which is included as Exhibit 3 of these minutes as authenticated by the presiding board and that will be filed at the Company’s headquarters, which indicates that the book value of Normus’ net worth as of August 31, 2013 was of R$ 1.349.762.114,82 (one billion, three hundred and forty-nine million, seven hundred and sixty-two thousand, one hundred and fourteen reais and eighty-two cents);

(d) Approve the merger of Normus into the Company, pursuant to all terms and conditions of the Protocol and Justification approved on item (a) above, with the termination of the merged company, to be succeeded by the Company in all respects, being hereby established that (i) the assets of the merged company are received by the Company in the amount indicated on the Appraisal Report, which was accepted by the legal representatives of Normus, (ii) since the Company holds all of the quotas issued by the merged company, the merger is effected without increasing the Company’s capital stock, and the portion of the Company’s investment account corresponding to the equity held in Normus will be replaced by the net assets of the merged company, to be transferred to the Company as a result of the transaction, and the heading of Article 5th of the Company’s By-laws shall remain unaltered, and (iii) as a result of the merger, according to the terms of the Protocol and Justification the current headquarters of Normus, located in the City of São Paulo, State of São Paulo, at Alameda Santos, 1.357, 8th floor, Zip Code 01419-908, enrolled with the CNPJ/MF under no. 04.872.122/0001-29 will be terminated; and

(e) Authorize the Company’s management to proceed with all the measures related to the above-mentioned merger, including the registrations, recordings and transfers necessary to completely achieve the transaction.

8.         CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and found to conform to the matters discussed and resolutions approved at this meeting, having been signed by everyone in attendance.

SIGNATURES: Adjarbas Guerra Neto, President; Ana Paula Pagano, Secretary. Guilherme Perboyre Cavalcanti — Director of Finance and Investor Relations Officer; Mauricio Aquino Halewicz — Chairman of the Fiscal Council; Adjarbas Guerra Neto - Controller; Diego Rodrigo Gonçalves —PricewaterhouseCoopers’ representative. Shareholders: Votorantim Industrial S.A. - p.p. Ana Paula Pagano; BNDES Participações S.A. — BNDESPAR - p.p. Votorantim Industrial S.A.; Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI - p.p. Silvio Moura de Oliveira; Fundos de Investimento e Investidores listados no Documento I representados por Citibank NA - p.p. Anderson Carlos Koch; Fundos de Investimento e Investidores listados no Documento II representados por JP Morgan S.A. DTVM - p.p. Anderson Carlos Koch; Fundos de Investimento e Investidores listados no Documento III representados por Votorantim Asset Management DTVM Ltda. — p.p. Anderson Carlos Koch; Tobam Anti-Benchmark Emerging Marktes Equity Fund — representado por Banco Santander (Brasil) S.A. — p.p. Anderson Carlos Koch; MFS Emerging Markets Equity Trust — representado pelo Banco BNP Paribas Brasil S.A. — p.p. Anderson Carlos Koch; Fundos de Investimentos e Investidores Listados no Documento IV representados por Safra Asset Management Ltda — p.p. Clara Souza Marques; Fundos de Investimentos e Investidores Listados no Documento V representados por Banco J. Safra S.A. — p.p. Clara Souza Marques

I certify that this is a true copy of the Minutes of the Shareholders Extraordinary Meeting as transcribed in the minutes book.

Adjarbas Guerra Neto	Ana Paula Pagano
President	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO